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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5

SEC FILE NUMBER
8-65401

PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2004 (MM/DD/YY) AND ENDING October 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RBC CAPITAL MARKETS ARBITRAGE S.A.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Bruce Runciman (212) 858-7180
(Area Code – Telephone No.)

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

RECEIVED
DEC 30 2005
U.S. SECURITIES AND EXCHANGE COMMISSION
NORTHEAST REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AFFIRMATION

I, Bruce Runciman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to RBC Capital Markets Arbitrage S.A. for the year ended October 31, 2005, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — December 22, 2005
Date

Bruce Runciman
Chief Financial Officer

AMY CHAN
Notary Public, State Of New York
No. 01CH6066623
Qualified In Kings County
Commission Expires 11/19/2007

Notary Public



RBC Capital Markets Arbitrage S.A.
One Liberty Plaza
165 Broadway
New York, NY 10006-1404
Telephone (212) 428-6200
(212) 858-7000

BY HAND

December 28, 2005

Securities and Exchange Commission
Northeast Regional Office
Attn: Broker Dealer Inspection Program
233 Broadway
New York, New York 10279

RE: RBC Capital Markets Arbitrage S.A.
BD # 121263

Dear Sir or Madam:

In order to complete the filing requirements; enclosed please find the following reports on behalf of RBC Capital Markets Arbitrage S.A.:

- One copy of the Financial Statements and Supplemental Schedules for the year ended October 31, 2005
- One copy of the Statement of Financial Condition as of October 31, 2005

Please contact Roseann Viscardi at (212) 858-7118, if you have any questions or require additional information.

Sincerely,

Monica Patino
Sr. Registration Coordinator

Enclosure

RECEIVED
DEC 30 2005
U.S. SECURITIES AND EXCHANGE COMMISSION
NORTHEAST REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM



RBC CAPITAL MARKETS ARBITRAGE S.A.
(A Indirect Wholly-Owned Subsidiary of The Royal Bank of Canada)

Table of Contents

This report ** contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).





Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
RBC Capital Markets Arbitrage S.A.

We have audited the accompanying statement of financial condition of RBC Capital Markets Arbitrage S.A. (the "Company") as of October 31, 2005, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to the claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of RBC Capital Markets Arbitrage S.A. at October 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

December 22, 2005

RBC CAPITAL MARKETS ARBITRAGE S.A.
(An Indirect, Wholly-Owned Subsidiary of the Royal Bank of Canada)

STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2005
(In thousands, except share and per share information)

ASSETS	
Cash	$ 239
Securities owned—at market value (includes securities pledged of $1,731,392)	17,665,285
Equipment and furniture at cost—net of accumulated depreciation of $419	25
Other assets	18,404
TOTAL ASSETS	$ 17,683,953
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Bank loans	$ 12,124,700
Securities sold, but not yet purchased—at market value	1,094,017
Payable to clearing broker	2,679,874
Accounts payable and accrued liabilities	71,008
Total liabilities	15,969,599
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	1,350,000
STOCKHOLDERS' EQUITY:	
Common stock, $1,000 par value—150,000 shares authorized, issued and outstanding	150,000
Retained earnings	214,354
Total stockholders' equity	364,354
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 17,683,953

See notes to financial statements.

RBC CAPITAL MARKETS ARBITRAGE S.A.
(An Indirect, Wholly-Owned Subsidiary of the Royal Bank of Canada)

STATEMENT OF INCOME
YEAR ENDED OCTOBER 31, 2005
(In thousands)

REVENUES:	
Dividends and interest	$ 115,883
Trading gains, net of losses	287,582
Total revenues	403,465
EXPENSES:	
Interest	113,565
Management fees	42,228
Commissions and execution fees	8,297
Professional fees	240
Withholding taxes	23,206
Other expenses	488
Total expenses	188,024
INCOME BEFORE INCOME TAX RECOVERY	215,441
INCOME TAX RECOVERY	94
NET INCOME	$ 215,535

See notes to financial statements.

RBC CAPITAL MARKETS ARBITRAGE S.A.
(An Indirect, Wholly-Owned Subsidiary of the Royal Bank of Canada)

STATEMENT OF CASH FLOWS
YEAR ENDED OCTOBER 31, 2005
(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 215,535
Noncash items included in net income:	
Depreciation	148
(Increase) decrease in operating assets:	
Securities owned	(8,106,380)
Other assets	(2,055)
Increase (decrease) in operating liabilities:	
Securities sold, but not yet purchased	404,706
Payable to clearing broker	(895,654)
Accounts payable and accrued liabilities	37,730
Cash used in operating activities	(8,345,970)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Increase in bank loans (net)	8,346,149
Cash provided by financing activities	8,346,149
INCREASE IN CASH:	179
Cash—beginning of year	60
Cash—end of year	$ 239
SUPPLEMENTAL DISCLOSURE:	
Cash paid for interest	$ 97,816
Cash paid for taxes	$ 986

See notes to financial statements.

RBC CAPITAL MARKETS ARBITRAGE S.A.
(An Indirect, Wholly-Owned Subsidiary of the Royal Bank of Canada)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED OCTOBER 31, 2005
(In thousands)

	Common Stock	Retained Earnings	Total Stockholders' Equity
STOCKHOLDERS' EQUITY— October 31, 2004	$ 150,000	$ (1,181)	$ 148,819
Net income	-	215,535	215,535
STOCKHOLDERS' EQUITY— October 31, 2005	$ 150,000	$ 214,354	$ 364,354

See notes to financial statements.

RBC CAPITAL MARKETS ARBITRAGE S.A.
(An Indirect, Wholly-Owned Subsidiary of the Royal Bank of Canada)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS YEAR ENDED OCTOBER 31, 2005 (In thousands)

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS—October 31, 2004	$ 1,350,000
ISSUANCES / PAYMENTS	-
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS—October 31, 2005	$ 1,350,000

See notes to financial statements.

1. ORGANIZATION

RBC Capital Markets Arbitrage S.A. (the "Company") was incorporated on October 26, 2001 as a "Societe Anonyme" under the laws of the Grand Duchy of Luxembourg. The Company is an indirectly, wholly-owned subsidiary of the Royal Bank of Canada, a foreign corporation.

The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers ("NASD"). The Company clears its transactions through an affiliate, RBC Capital Markets Corporation ("RBC CM Corp." or the "Clearing Broker").

The Company is engaged in a single line of business, which is to trade for its own account, in securities and commodities (including but not limited to futures contracts and options thereon). The Company does not conduct any customer business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Dividend income and dividend expense are recorded, net on an ex-date basis.

Securities owned and Securities sold, but not yet purchased, are valued at market, with unrealized gains and losses included in Trading gains, net of losses, on the Statement of Income. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Commissions and execution fees are recorded on a trade-date basis as securities transactions occur.

Depreciation is provided on a straight-line basis using estimated useful lives of one to three years.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company's business affairs are managed under an agency agreement with RBC CM Corp. In addition to its role as clearing broker for the Company, RBC CM Corp. acts as a computation agent,

accounting resource, risk manager, executive, operational and legal representative for the Company under this agency agreement. All commissions and execution fees and management fees incurred by the Company were paid to RBC CM Corp. In addition, the Company incurred interest expense of $57,108 for financing provided by RBC CM Corp and earned interest of $16,739 on assets maintained with an affiliate.

All other related party transactions are disclosed on the Statement of Financial Condition or in other footnote disclosures.

4. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and Securities sold, but not yet purchased, at October 31, 2005 consisted principally of trading securities and derivative contracts, at market value, as follows:

	Owned	Sold, But Not Yet Purchased
Derivative contracts	$ 347,352	$ 274,490
Equities and warrants	17,317,934	819,527
	$ 17,665,286	$1,094,017

The Company pledges its securities owned to collateralize bank loans with an affiliate and required margin with RBC CM Corp. Pledged securities that can be sold or repledged by the secured party are parenthetically disclosed in Securities owned on the Statement of Financial Condition. The carrying value of the securities owned by the Company that have been pledged to counterparties, where those parties do not have the right to sell or repledge the collateral was $12,200,579.

Derivative contracts represent equity derivative contracts that are used for trading purposes to manage market risk.

5. BANK LOANS

On October 31, 2005, the Company maintained a $15,000,000 secured line of credit (the "Secured Credit Facility") with an affiliate. Under this agreement, this loan is callable at the discretion of the affiliate and the Company does not pay interest. Had interest been charged at market interest rates, the net income of the Company would have been different. The outstanding loan during the fiscal year was collateralized with firm-owned securities of $12,200,579. During the period of November 1, 2004 to December 1, 2004 the loan accrued interest at negotiated market rates between the Company and the lender. Interest expense for the year ended October 31, 2005 was $7,025.

6. INCOME TAXES

The Company is a fully taxable Luxembourg resident corporation and is subject in Luxembourg to corporate income tax, municipal business tax and net worth tax. The Company has accrued a provision to cover its Luxembourg tax liability.

It is depicted as follows:

Current Year Tax Provision	$ 986
Reversal of Previous Year Over-accrual	(1,080)
	$ (94)

The Company is a foreign US registered broker and dealer that trades for its own account. As such the Company does not have a US income tax liability; rather, it is subject to a withholding tax on its dividend and interest income. For the year ended October 31, 2005, the Company had US withholding tax of $23,206.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company maintains an operating lease for office space. The initial lease commitment was for one year from November 15, 2002 until November 15, 2003. Thereafter the lease renews quarterly until notice of cancellation is given. Monthly lease payments are $2.

Rental expense was $20 for the year ended October 31, 2005, and is included in other expenses in the income statement.

8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has a $100,000 Subordinated Loan Agreement, renewable annually, with an affiliate, Royal Bank Holding Inc., a Canadian holding company. Under this agreement, the Company does not pay interest.

The Company has a $500,000 Subordinated Loan Agreement, renewable annually, with an affiliate, RBC Capital Markets Arbitrage LLC, a US single member limited liability company. Under this agreement, the Company must pay interest equal to the one month floating LIBOR plus 91.8 basis points (4.8% at October 31, 2005). Interest expense on this loan for the year ended October 31, 2005 was $19,792.

The Company has a $750,000 Subordinated Loan Agreement, renewable after 3 years, with an affiliate, RBC Capital Markets Arbitrage LLC, a US single member limited liability company. Under this agreement, the Company must pay interest equal to the one month floating LIBOR plus 91.8 basis points (4.8% at October 31, 2005). Interest expense on this loan for the year ended October 31, 2005 was $29,638.

All liabilities subordinated to claims of general creditors are covered by agreements approved by the NASD and are thus available for computing the Company's net capital pursuant to the Uniform Net Capital Rule. To the extent that such liabilities are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net

capital, as defined, equal to $250. At October 31, 2005, the Company had net capital of $434,581, which was $434,331 in excess of the required minimum net capital.

Proprietary accounts held at a clearing broker ("PAIB") are considered allowable assets in the net capital computation. Pursuant to an agreement between the Company and RBC CM Corp., RBC CM Corp. is required to perform a computation for PAIB assets similar to the customer reserve computation.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value.

Securities owned and Securities sold but not yet purchased are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models.

Similarly, the company's short-term liabilities pursuant to bank loans and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, are not materially affected by changes in interest rates.

The book value of $1,250,000 of liabilities subordinated to claims of general creditors closely approximates fair value based upon market rates of interest available to the Company at October 31, 2005. $100,000 of liabilities subordinated to claims of general creditors is non-interest bearings and the fair value is $98,814. The fair value is based on estimates using present value techniques, which are significantly affected by the assumptions used concerning the amount and timing of estimated futures cash flows and discount rates.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company maintains positions in a variety of financial instruments. Certain instruments, including equity derivative products, give rise to off-balance sheet risk. Risk arises from changes in the value of the contracts ("market risk") and also from the potential inability of counterparties to perform under the terms of the contracts ("credit risk"). The Company attempts to control its exposure to market risk through use of a proprietary trading system which determines whether the market risk inherent in the Company's portfolios is within established limits.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of Securities sold, but not yet purchased, may exceed the amounts recognized in the Statement of Financial Condition.

Statement of Financial Accounting Standard No. 133, requires that all derivatives be recognized as either assets or liabilities and be measured at fair value. The Company buys and sells derivative financial instruments for trading purposes solely for its own account. Net trading gains as shown in the Statement of Income includes the results from trading of the following instruments: equities, exchange traded options and futures contracts on equities and equity indexes; and OTC equity derivative contracts with affiliates.

* * * * *

SUPPLEMENTAL SCHEDULES

Schedule G

RBC CAPITAL MARKETS ARBITRAGE S.A.

(An Indirect, Wholly-Owned Subsidiary of the Royal Bank of Canada)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

31-Oct-05

(In thousands)

NET CAPITAL:		
Stockholders' equity		$ 364,354
Liabilities subordinated to claims of general creditors		1,350,000
Total capital and allowable subordinated liabilities		1,714,354
DEDUCT:		
Nonallowable assets:		
Equipment and furniture	$ 25	
Receivables / Investments in affiliates	10	
Other	1,358	
		1,393
Other deductions		6,168
Net capital before haircuts on securities positions		1,706,793
HAIRCUTS ON SECURITIES POSITIONS:		
Equities	1,199,710	
Contractual commitments	72,502	1,272,212
Net capital		$ 434,581
Computation of alternative net capital requirements		
Minimum net capital required		250
EXCESS NET CAPITAL		$ 434,331

There are no material differences between the computation of net capital as computed above and as reported by the Company in its unaudited Part II of Form X-17A-5 as of October 31, 2005.

Schedule H

RBC CAPITAL MARKETS ARBITRAGE S.A.

(An Indirect, Wholly-Owned Subsidiary of the Royal Bank of Canada)

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
OCTOBER 31, 2005**

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

December 22, 2005

RBC Capital Markets Arbitrage S.A.
One Liberty Plaza
New York, New York 10006

In planning and performing our audit of the financial statements of RBC Capital Markets Arbitrage S.A. (the "Company") for the year ended October 31, 2005 (on which we issued our report dated December 22, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-(3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of internal control or such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END